UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                               ElderTrust
------------------------------------------------------------------------
                            (Name of Issuer)

     Common Shares of Beneficial Interest, par value $.01 per share
------------------------------------------------------------------------
                   (Title of Class of Securities)

                             284560 10 9
             ----------------------------------------------
                           (CUSIP Number)

                        D. Lee McCreary, Jr.
                 101 East State Street, Suite 100
               Kennett Square, Pennsylvania  19348
                          (610) 925-4200
------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                           July 28, 2002
             ----------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                    AMENDMENT NO. 1 TO SCHEDULE 13D

      CUSIP No. 284560 10 9	                    Page 2 of 4 Pages
                -----------                            -    -

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      D. Lee McCreary, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) ___
                                                            (b) ___

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)
      PF, 00, BK

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                            ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States



                     7      SOLE VOTING POWER
     NUMBER OF              502,095
      SHARES
   BENEFICIALLY      8      SHARED VOTING POWER
     OWNED BY               0
       EACH
    REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON                502,095
       WITH
                    10      SHARED DISPOSITIVE POWER
                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       502,095

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
       ___

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.5%

14     TYPE OF REPORTING PERSON (See Instructions)

       IN

     This Amendment No. 1 amends the initial Schedule 13D filed on June 28, 2002 by D. Lee McCreary, Jr. relating to the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of ElderTrust, a Maryland real estate investment trust.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 hereby is amended and restated in its entirety as follows:

     Mr. McCreary has acquired beneficial ownership of 502,095 Common Shares. Of these Common Shares, 205,094 Common Shares were purchased by him at an aggregate cost of $565,744 using a combination of personal and borrowed funds, 285,001 Common Shares are issuable upon the exercise of presently exercisable share options or share options that are exercisable within 60 days that were previously granted to him under the Issuer's share option and incentive plans and 12,000 Common Shares issued to him upon redemption of 12,000 units of limited partnership interest ("Units") previously held by Mr. McCreary of ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Partnership") of which the Issuer is the sole general partner and majority limited partner. In September 2001 and October 2001, Mr. McCreary borrowed a total of $125,000 from Fleet National Bank to fund the exercise price for options that he exercised during those periods covering a total of 166,666 Common Shares. The share options held by Mr. McCreary have an average exercise price ranging from $0.75 to $18.00 per share.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 hereby is amended and restated in its entirety as follows:

     Mr. McCreary may be deemed to beneficially own a total of 502,095 Common Shares, or approximately 6.5% of the outstanding Common Shares (after giving effect to the exercise of the 285,001 share options held by him that are presently exercisable or exercisable within 60 days. See
Item 3.

     Mr. McCreary has sole authority to vote and direct the disposition of all Common Shares he may be deemed to own beneficially.

     Mr. McCreary has effected the following transactions in the Common Shares since 60 days prior to July 28, 2002:

          Date              Nature of Transaction       Price Per Share
          ----              ---------------------       ---------------

     July 11, 2002     Redemption of 12,000 Units of         N/A
                       the Partnership for a
                       corresponding number of Common
                       Shares

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. McCreary.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            --------------------------------------------------------

            Item 6 hereby is amended and restated in its entirety as
                   follows:

     Under the Issuer's share option and incentive plans, Mr. McCreary has unvested share options for a total of 181,667 additional Common Shares (of which 83,334 will vest on September 25, 2002 and are reported as beneficially owned by him under Items 3 and 4 above).
The option exercise prices for such share options range from $0.75 to $18.00 per share. Such share options vest at various dates over the next two years.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.

      July 31, 2002                /s/ D. Lee McCreary, Jr.
      -------------                --------------------------------
          Date                     D. Lee McCreary, Jr.